Exhibit 99.1

Hi everyone,

My name is Jennifer Yum and I am a Director on the Masterworks acquisitions team.

I am pleased to announce our latest offering, a painting by the contemporary female artist, Dana Schutz. In 2021, Schutz’s total auction turnover totaled over $16 million, ranking her 128th among all artists. In addition, Schutz ranked eighth among all artists born after 1975.

To provide investment quality offerings by the artist, our acquisitions team has reviewed 40 examples of Schutz’s work from around the world, many of which are priced in excess of

$1 million. Of these examples, this is the first we have selected to be offered on the Masterworks platform.

Our latest offering it titled, “xGxoxdx x2x,” and was completed by the artist in 2013. The Painting belongs to Schutz’s series of “God Paintings,” in which she attempts to visualize the concept of god without preconceived notions. Reminiscent of the artist’s larger bodies of work, the painting employs vibrant color and tactile brushwork to fuse elements of abstraction and figuration.

As of November 2022, examples similar to the Painting in scale and style, with imposing central figures, have achieved prices in excess of $1 million at auction. “Bain de Soleil (Sunbath)” (2016) sold for nearly $2 million at Christie’s, Hong Kong in May of 2021, “Lion Eating Its Tamer” (2015) sold for $1.5 million at Sotheby’s, Hong Kong in April of 2021 and “Shooting on the Air” (2016), which sold for $1 million at Christie’s, New York in November of 2019.

Between November 2014 to June 2021, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 43.3%.